Exhibit 10.1

June 20, 2017

Mr. Joseph F. Woody
12 Esquire
San Antonio, TX 78257

Dear Joe:

We are pleased to extend to you an offer of employment to join Halyard Health, Inc. (“Halyard”) in the position of Chief Executive Officer. In this role, you will report to the Board of Directors. If you accept this offer, the Board of Directors intends to also elect you as a member of the Board.

Start Date
Your anticipated start date is June 26, 2017.

Base Salary
Your starting salary will be $885,000 per year and is subject to applicable withholdings and deductions. Consistent with our practices for salaried officers, you will be paid monthly on the last working day of the month.

Short-Term Incentive Compensation
You will be eligible to participate in Halyard Health's Executive Officer Achievement Award Plan (EOAAP). Your bonus incentive target will be 115% of your base pay earned during the year. Bonus criteria are established each year by the Compensation Committee. For the year 2017, your bonus will be based on Halyard Health performance for the year against targets previously established by the Compensation Committee. In early 2018, the Committee will assess the extent to which those performance targets have been met and then approve the resulting payouts to executive officers. The complete terms and conditions of the EOAAP are set forth in Halyard’s plan document.

Long-Term Incentive Compensation
You will be eligible for annual long-term incentive grants under Halyard’s Equity Participation Plan. For 2017, your target award value is $3,540,000. Your award will be granted as of your start date, and will consist of a combination of the following:

•
stock options, with a grant date value of $1,416,000. The number of options to be granted will be equal to the grant date value ($1,416,000) divided by the Black-Scholes value of the options on that date. The strike price for the options will be equal to the closing stock price for Halyard shares on the grant date. Stock options will vest over a three-year period (30% year 1, 30% year 2, and $40% year 3).

•
performance-based restricted share units, with a grant date value of $2,124,000. The target number of performance-based share units to be granted will be equal to the grant date value ($2,124,000) divided by the closing stock price for Halyard shares on the grant date. Performance-based restricted share units will vest at the end of the three-year performance period (1/1/2017 - 12/31/2019). The number of performance-based restricted share units that will ultimately vest will depend on the extent to which the performance metrics for those units have been met, as determined by the Compensation Committee after the end of the three-year performance period.

Future annual long-term incentive target grant amounts, along with the grant type and mix, are subject to change by the Board of Directors in their discretion. The complete terms and conditions of Halyard’s Equity Participation Plan are set forth in Halyard’s plan document.

Exhibit 10.1

Sign-on Equity Award
You will also be awarded a one-time equity award in the amount of $1,000,000. This award will be granted as of your start date, and will consist of time-based restricted share units. The number of time-based restricted share units to be granted will be equal to the sign-on equity award amount ($1,000,000) divided by the closing stock price for Halyard shares on the grant date. These time-based restricted share units will vest over a three-year period (33.3% year 1, 33.3% year 2, and 33.4% year 3).

Benefits
Halyard offers a comprehensive benefits package that includes medical, dental, vision, life insurance, flexible spending accounts, company-paid disability programs and a matching 401(k) plan. You will be provided a benefits guide with details of these programs.

Vacation
As an employee of Halyard, you will receive four (4) weeks of vacation and four (4) personal holidays per year. Vacation and personal holidays are prorated based on your date of hire.

Relocation
You will be eligible to participate in Halyard’s Executive Level Relocation Program. Weichert Workforce Mobility Inc. administers Halyard’s relocation services. A Weichert representative will contact you following your acceptance of this employment offer to review the Relocation Program with you.

Halyard will provide you with temporary living expense coverage of up to $5,000 per month for six months following your acceptance of this offer to facilitate your relocation.

In the unlikely event that you voluntarily leave the organization before your second anniversary, you will be obligated to repay to Halyard any relocation payments you have received under the Relocation Program.

Severance
You will be eligible to participate in Halyard’s existing Severance Plan and Executive Severance Plan. The general terms of those plans are described in Halyard’s proxy statement, and the complete terms and conditions are set forth in Halyard’s plan documents.

Other Considerations
This offer is contingent upon: (1) the satisfactory completion of a background check and drug test; (2) verification of your legal right to work in the United States; (3) acknowledgment that you are not under any non-compete, non-solicitation or any other agreements that would prevent you from working for Halyard Health; and (4) your acceptance of Halyard’s Confidentiality, Non-Solicitation and Assignment of Business Ideas Agreement. This agreement is required of all new hires of Halyard Health because of an employee's potential access to confidential information, customer lists and trade secrets.

Employment at Halyard is at-will and can be ended by you or the company for any reason at any time. Furthermore, this letter is simply intended to provide a general description of the terms of your at-will employment. It does not constitute a contract or give rise to any contractual or quasi-contractual rights, and the offer of employment or the terms of the employment may be changed or rescinded by Halyard at any time.

You will be an executive officer of Halyard and as such you will have obligations to file reports under Section 16 of the Securities and Exchange Act of 1934. The company has a compliance program to assist officers and board members to meet their Section 16 filing obligation. In order to file Section 16 reports required as a result of your hiring (a Form 3) and your receipt of the equity grants referenced above (a Form 4), the company will need you to provide it with your SEC filing codes as soon as possible. If you have not previously been a Section 16 reporting officer, then the company can help you apply for those codes. Your Form 4 to report your equity grants will be due no later than 2 days following the grant date.
We look forward to your acceptance of this offer and would appreciate your prompt response.

Exhibit 10.1

If you have any questions or need additional information, please give me or Julie Shimer a call.

Sincerely,

/s/Ron Dollens
Ron Dollens, Lead Director

Exhibit 10.1

To indicate your acceptance of this offer and its terms and conditions, please sign in the space provided below.

ACCEPTED:

/s/ Joseph F. Woody
Joseph F. Woody
June 20, 2017